                                SCHEDULE 13D

                               (RULE 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*


                           Capsure Holdings Corp.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $0.05 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  140673104
-------------------------------------------------------------------------------
                               (CUSIP Number)

                              Susan Obuchowski
  Two North Riverside Plaza, Suite 600, Chicago, IL  60606  (312) 466-4010
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             September 30, 1997
-------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 140673104                                               Page 2 of 14
-------------------------------------------------------------------------------
  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        Samuel Zell
        ###-##-####
-------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group               (a) [ ]
        (See Instructions)                                             (b) [X]

-------------------------------------------------------------------------------
  3     SEC Use Only

-------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
          N/A

-------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)
                                                                           [ ]

-------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
          USA

-------------------------------------------------------------------------------
 Number of          7     Sole Voting Power
                               0
  Shares
                 --------------------------------------------------------------
Beneficially        8     Shared Voting Power
                               0
  Owned by
                 --------------------------------------------------------------
    Each            9     Sole Dispositive Power
                               0
  Reporting
                 --------------------------------------------------------------
 Person With        10    Shared Dispositive Power
                               0

-------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
          0

-------------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
        (See Instructions)

-------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
          0%

-------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
          IN

-------------------------------------------------------------------------------


CUSIP NO. 140673104                                               Page 3 of 14
-------------------------------------------------------------------------------
  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        Samuel Zell Revocable Trust U/T/A  01/17/90
        ###-##-####
-------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group               (a) [ ]
        (See Instructions)                                             (b) [X]

-------------------------------------------------------------------------------
  3     SEC Use Only

-------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
          N/A

-------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)
                                                                           [ ]

-------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
          Illinois

-------------------------------------------------------------------------------
 Number of          7     Sole Voting Power
                               0
  Shares
                 --------------------------------------------------------------
Beneficially        8     Shared Voting Power
                               0
  Owned by
                 --------------------------------------------------------------
    Each            9     Sole Dispositive Power
                               0
  Reporting
                 --------------------------------------------------------------
 Person With        10    Shared Dispositive Power
                               0

-------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
          0

-------------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
        (See Instructions)

-------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
          0%

-------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
          OO

-------------------------------------------------------------------------------


CUSIP NO. 140673104                                               Page 4 of 14
-------------------------------------------------------------------------------
  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        Alphabet Partners, an Illinois general partnership
        36-3002855
-------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group               (a) [ ]
        (See Instructions)                                             (b) [X]

-------------------------------------------------------------------------------
  3     SEC Use Only

-------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
          N/A

-------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)
                                                                           [ ]

-------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
          Illinois

-------------------------------------------------------------------------------
 Number of          7     Sole Voting Power
                               0
  Shares
                 --------------------------------------------------------------
Beneficially        8     Shared Voting Power
                               0
  Owned by
                 --------------------------------------------------------------
    Each            9     Sole Dispositive Power
                               0
  Reporting
                 --------------------------------------------------------------
 Person With        10    Shared Dispositive Power
                               0

-------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
          0

-------------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
        (See Instructions)

-------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
          0%

-------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
          PN

-------------------------------------------------------------------------------


CUSIP NO. 140673104                                               Page 5 of 14
-------------------------------------------------------------------------------
  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        ZFT Partnership, an Illinois general partnership
        36-3022976
-------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group               (a) [ ]
        (See Instructions)                                             (b) [X]

-------------------------------------------------------------------------------
  3     SEC Use Only

-------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
          N/A

-------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)
                                                                           [ ]

-------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
          Illinois

-------------------------------------------------------------------------------
 Number of          7     Sole Voting Power
                               0
  Shares
                 --------------------------------------------------------------
Beneficially        8     Shared Voting Power
                               0
  Owned by
                 --------------------------------------------------------------
    Each            9     Sole Dispositive Power
                               0
  Reporting
                 --------------------------------------------------------------
 Person With        10    Shared Dispositive Power
                               0

-------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
          0

-------------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
        (See Instructions)

-------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
          0%

-------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
          PN

-------------------------------------------------------------------------------


CUSIP NO. 140673104                                               Page 6 of 14
-------------------------------------------------------------------------------
  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        LFT Partnership, an Illinois general partnership
        36-6527526
-------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group               (a) [ ]
        (See Instructions)                                             (b) [X]

-------------------------------------------------------------------------------
  3     SEC Use Only

-------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
          N/A

-------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)
                                                                           [ ]

-------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
          Illinois

-------------------------------------------------------------------------------
 Number of          7     Sole Voting Power
                               0
  Shares
                 --------------------------------------------------------------
Beneficially        8     Shared Voting Power
                               0
  Owned by
                 --------------------------------------------------------------
    Each            9     Sole Dispositive Power
                               0
  Reporting
                 --------------------------------------------------------------
 Person With        10    Shared Dispositive Power
                               0

-------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
          0

-------------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
        (See Instructions)

-------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
          0%

-------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
          PN

-------------------------------------------------------------------------------


CUSIP NO. 140673104                                               Page 7 of 14
-------------------------------------------------------------------------------
  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        Ann Lurie Revocable Trust U/T/A  12/22/89
        ###-##-####
-------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group               (a) [ ]
        (See Instructions)                                             (b) [X]

-------------------------------------------------------------------------------
  3     SEC Use Only

-------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
          N/A

-------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)
                                                                           [ ]

-------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
          Illinois

-------------------------------------------------------------------------------
 Number of          7     Sole Voting Power
                               0
  Shares
                 --------------------------------------------------------------
Beneficially        8     Shared Voting Power
                               0
  Owned by
                 --------------------------------------------------------------
    Each            9     Sole Dispositive Power
                               0
  Reporting
                 --------------------------------------------------------------
 Person With        10    Shared Dispositive Power
                               0

-------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
          0

-------------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
        (See Instructions)

-------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
          0%

-------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
          OO

-------------------------------------------------------------------------------


CUSIP NO. 140673104                                               Page 8 of 14
-------------------------------------------------------------------------------
  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        Ann and Robert H. Lurie Family Foundation
        36-3486274
-------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group               (a) [ ]
        (See Instructions)                                             (b) [X]

-------------------------------------------------------------------------------
  3     SEC Use Only

-------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
          N/A

-------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)
                                                                           [ ]

-------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
          Illinois

-------------------------------------------------------------------------------
 Number of          7     Sole Voting Power
                               0
  Shares
                 --------------------------------------------------------------
Beneficially        8     Shared Voting Power
                               0
  Owned by
                 --------------------------------------------------------------
    Each            9     Sole Dispositive Power
                               0
  Reporting
                 --------------------------------------------------------------
 Person With        10    Shared Dispositive Power
                               0

-------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
          0

-------------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
        (See Instructions)

-------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
          0%

-------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
          CO

-------------------------------------------------------------------------------


CUSIP NO. 140673104                                               Page 9 of 14
-------------------------------------------------------------------------------
  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        Equity Capsure Limited Partnership, an Illinois limited partnership
        36-4122677
-------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group               (a) [ ]
        (See Instructions)                                             (b) [X]

-------------------------------------------------------------------------------
  3     SEC Use Only

-------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
          N/A

-------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)
                                                                           [ ]

-------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
          Illinois

-------------------------------------------------------------------------------
 Number of          7     Sole Voting Power
                               0
  Shares
                 --------------------------------------------------------------
Beneficially        8     Shared Voting Power
                               0
  Owned by
                 --------------------------------------------------------------
    Each            9     Sole Dispositive Power
                               0
  Reporting
                 --------------------------------------------------------------
 Person With        10    Shared Dispositive Power
                               0

-------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
          0

-------------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
        (See Instructions)

-------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
          0%

-------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
          PN

-------------------------------------------------------------------------------


CUSIP NO. 140673104                                               Page 10 of 14
-------------------------------------------------------------------------------
  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        Arlington Leasing Co., a Nevada corporation
        88-0132727
-------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group               (a) [ ]
        (See Instructions)                                             (b) [X]

-------------------------------------------------------------------------------
  3     SEC Use Only

-------------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
          N/A

-------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)
                                                                           [ ]

-------------------------------------------------------------------------------
  6     Citizenship or Place of Organization
          Nevada

-------------------------------------------------------------------------------
 Number of          7     Sole Voting Power
                               0
  Shares
                 --------------------------------------------------------------
Beneficially        8     Shared Voting Power
                               0
  Owned by
                 --------------------------------------------------------------
    Each            9     Sole Dispositive Power
                               0
  Reporting
                 --------------------------------------------------------------
 Person With        10    Shared Dispositive Power
                               0

-------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially owned by Each Reporting Person
          0

-------------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
        (See Instructions)

-------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)
          0%

-------------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)
          CO

-------------------------------------------------------------------------------

                ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
               CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN
                  SHALL HAVE THE SAME MEANING AS THEY HAVE
             IN THE INITIAL SCHEDULE 13D AND AMENDMENTS THERETO.


ITEM 4.     PURPOSE OF TRANSACTION.

            The purpose of the Reporting Persons' disposition of the shares of Common Stock reported herein was to exchange the Reporting Persons' Common Stock for an equal amount of CNA Surety Corporation common stock, par value $0.01 per share ("CNA Surety Common Stock") in accordance with the terms of the Reorganization Agreement dated as of December 19, 1996 and as amended as of July 14, 1997 (as amended, the "Reorganization Agreement"), among the Issuer, Continental Casualty Company, an Illinois corporation, and certain of its affiliates (collectively, "CCC"), CNA Surety Corporation, a Delaware corporation, all of whose outstanding shares are owned by CCC ("CNA Surety") and Surety Acquisition Company, a Delaware corporation and a wholly-owned subsidiary of CNA Surety ("Acquisition"). Pursuant to the Reorganization Agreement, the Issuer merged with and into Acquisition on September 30, 1997 (the "Merger") and as a result, the Issuer became a wholly-owned subsidiary of CNA Surety. Upon effectiveness of the Merger, each outstanding share of Common Stock converted into the right to receive one share of CNA Surety Common Stock. As a result of the Merger, the Common Stock was delisted from the New York Stock Exchange and the Common Stock became eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

            The Reporting Persons do not have any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) and (b) As a result of the Merger described in Section 4 above, the Reporting Persons no longer beneficially own any equity securities of the Issuer.

            (c) The only transactions in Common Stock by the Reporting Persons were the transactions previously described in Item 4 hereto.

            On September 19, 1997, Sheli Z. Rosenberg exercised options to purchase 5,000 shares of Common Stock at $4.00 per share, 1,250 shares of Common Stock at $4.75 per share and 5,000 shares of Common Stock at $3.75 per share, from her personal funds.

            On September 23, 1997 Arthur A. Greenberg exercised options to purchase 1,500 shares of Common Stock at $3.00 per share and 1,500 shares of Common Stock at $3.50 per share, from his personal funds.

            (e) The Reporting Parties ceased to be beneficial owners of more than five percent of the Common Stock upon effectiveness of the Merger on September 30, 1997, as described in Section 4 above.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

      Exhibit 9 Reorganization Agreement, dated as of December 19, 1997 and as amended July 14, 1997 among Issuer, CCC, CNA Surety and Acquisition (incorporated herein by reference to Appendix A of the Registration Statement on Form S-4, dated as of August 15, 1997, of CNA Surety)

                                 SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Equity Capsure Limited Partnership,         Arlington Leasing Co., a Nevada
an Illinois limited partnership             corporation
By:  Samuel Zell Revocable Trust
     U/T/A  1/17/90, general partner        By: /s/ Samuel Zell
                                            -----------------------------------
By:  /s/ Samuel Zell                        Samuel Zell, President
------------------------------------
Samuel Zell, Trustee
                                            Ann Lurie Revocable Trust
                                            U/T/A  12/22/89
Samuel Zell Revocable Trust
U/T/A 1/17/90                               By: /s/ Ann Lurie
                                            -----------------------------------
By: /s/ Samuel Zell                         Ann Lurie, Trustee
------------------------------------
Samuel Zell, Trustee                        /s/ Ann Lurie
                                            -----------------------------------
                                            Ann Lurie
/s/ Samuel Zell
------------------------------------
Samuel Zell                                 Ann and Robert H. Lurie
                                             Family Foundation

ZFT Partnership, an Illinois general        By: /s/ Ann Lurie
 partnership                                -----------------------------------
By:  Samuel Zell Trust, a general partner   Ann Lurie, President


By:  /s/ Sheli Z. Rosenberg
------------------------------------
Sheli Z. Rosenberg, Trustee


LFT Partnership, an Illinois general
 partnership
By: Jesse Trust, a general partner

By: /s/ Ann Lurie
-------------------------------------
Ann Lurie, Trustee


Alphabet Partners, an Illinois general
 partnership
By: SZA Trust, a general partner

By: /s/Arthur A. Greenberg
-------------------------------------
Arthur A. Greenberg, Trustee               Dated:  October 10, 1997

                                EXHIBIT INDEX



EXHIBIT NUMBER                DESCRIPTION                               PAGE
--------------                -----------                               ----
     1           Amendment Number 7 to Schedule                           *
                 13D for Equity Holdings

     2           Joint Filing Agreement dated September                   *
                 24, 1996

     3           Voting Agreement among Equity, CCC,                      *
                 Bruce A. Esselborn and Rod F. Dammeyer

     4           Irrevocable Proxy of Equity                              *

     5           Amended and Restated Joint Filing Agreement              *
                 dated December 19, 1996

     6           Letter from the Lurie Foundation to CCC                  *
                 dated May 23, 1997

     7           Irrevocable Proxy of the Lurie Foundation                *

     8           Second Amended and Restated Joint Filing                 *
                 Agreement dated May 23, 1997

     9           Reorganization Agreement dated as of                     **
                 December 19, 1997 and amended July 14,
                 1997 among Issuer, CCC, CNA Surety and
                 Acquisition


*    Previously filed
** Incorporated herein by reference to Appendix A of the Registration Statement on Form S-4 dated as of August 15, 1997 of CNA Surety.